Hogan & Hartson L.L.P.

8300 Greensboro Drive

McLean, VA 22102

Tel. 703-610-6100

Fax: 703-610-6200

October 27, 2005

Securities and Exchange Commission

Washington, D.C. 20549

Attn: David Walz

Mail Stop 3561

Re:	ITC^DeltaCom, Inc. Form 10-K for Fiscal Year Ended December 31, 2004 Filed March 31, 2005 Forms 10-Q for Fiscal Quarters Ended March 31, 2005 and June 30, 3005 File No. 0-23253

Dear Mr. Walz:

We refer to the staff’s comment letter dated October 12, 2005 regarding the above-referenced filings by ITC^DeltaCom, Inc. In accordance with our discussion with the staff on October 25, ITC^DeltaCom hereby advises the staff that it will submit its response to the comment letter on or before November 25, 2005.

Very truly yours,

/s/ Richard J. Parrino
Richard J. Parrino

cc: ITC^DeltaCom, Inc.